1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

May 6, 2016

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: Stratus Properties, Inc. Preliminary Proxy Statement filed on Schedule 14A Filed April 21, 2016 by Carl E. Berg, David M. Dean and Michael Knapp File No. 001-37716
Definitive Additional Soliciting Materials Filed April 25, 2016 by Carl E. Berg, David M. Dean and Michael Knapp File No. 001-37716

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Carl E. Berg (“Mr. Berg”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 28, 2016 (the “Staff Letter”) relating to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) and definitive additional soliciting materials.

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with Mr. Berg’s response to that comment.

Preliminary Proxy Statement filed on Schedule 14A

General

1.	We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Given the ambiguous use of the term “furnished” in the cover letter regarding the distribution of the proxy statement, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with rule 14a-16 has been effectuated and/or explicitly indicate that a definitive proxy statement will be mailed via U.S. mail.

Austin    Beijing    Dallas    Houston    London     New York    Research Triangle Park    The Woodlands    Washington, DC

Securities and Exchange Commission

May 6, 2016

Response:	The participants will not rely upon Rule 14a-16 to fulfill their obligations under Rule 14a-3(a) and Rule 14a-4(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the participants will mail, by U.S. mail, full sets of their definitive proxy statement (the “Definitive Proxy Statement”) and the related proxy card to the stockholders of record of Stratus Properties Inc. (the “Company”) as of May 2, 2016, and full sets of the Definitive Proxy Statement and the related voting instructions card to the nonobjecting beneficial owners of shares of the common stock, $0.01 par value per share, of the Company (“Shares”) as of the most recent date for which the participants have the names and addresses of such beneficial owners. The revised preliminary proxy statement of the participants filed with the Commission on the date of this letter (the “Revised Preliminary Proxy Statement”) includes disclosure stating that the participants will mail the proxy materials to the stockholders of the Company. The participants will begin mailing the Definitive beginning shortly after clearance by the Commission.

2.	It has been brought to our attention that John S. Moran contacted Nuveen Asset Management, LLC, the parent corporation of a lender to Status Properties, and employees of Stratus Properties, in connection with matters relating to this solicitation in opposition. Please advise us, with a view toward revised disclosure, whether or not Mr. Moran should be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A.

Response:	Mr. Moran is not, is not required under Item 4 of Schedule 14A to be, and should not be identified as, a participant in the solicitation being undertaken by the participants. Mr. Moran is not:

(1)	to the best knowledge of Mr. Berg, Mr. David M. Dean (“Mr. Dean”) and Mr. Michael Knapp (“Mr. Knapp”), a director of the Company or a nominee for whose election as a director of the Company proxies are being solicited by any person;

(2)	a member of any committee or group which solicits proxies for the Shares of which any of Mr. Berg, Mr. Dean or Mr. Knapp is a member or any other committee or group of which any of Mr. Berg, Mr. Dean and Mr. Dean are a part for the purposes of soliciting proxies relating to Shares, is not acting alone or with one or more other persons, or, directly or indirectly taking the initiative, or engaging, in organizing, directing, or arranging for the financing of any such committee or group;

(3)	financing or joining with another to finance the solicitation of proxies for the Shares by the Berg Group or any other committee or group of which one or more of Mr. Berg, Mr. Dean and Mr. Knapp are members;

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(4)	lending money or furnishing credit or entering into any other arrangements, pursuant to any contract or understanding with any one or more of Mr. Berg, Mr. Dean and Mr. Knapp, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of Shares by any one or more of Mr. Berg, Mr. Dean and Mr. Knapp or, to the best knowledge of Mr. Berg, other persons, in support of or in opposition to any one or more of Mr. Berg, Mr. Dean and Mr. Knapp, the Berg Group or, to the best knowledge of Mr. Berg, the Company or the board of directors of the Company (the “Board”); or

(5)	soliciting proxies for the Shares in conjunction with, or as a part of, any solicitation of proxies for Shares by any one or more of Mr. Berg, Mr. Dean and Mr. Knapp.

None of Mr. Berg, Mr. Dean and Mr. Knapp have any agreement, arrangement or understanding with Mr. Moran, nor have any of them made any request to Mr. Moran, regarding acquiring, holding, voting or disposing of any Shares, or Mr. Moran contacting, communicating with, or providing any information to, any stockholder or stockholders of the Company, other than Mr. Berg and his representatives, directly or indirectly, regarding the Company, the Annual Meeting, the proposal that Mr. Berg submitted to the Company under Rule 14a-8 for a vote at the Annual Meeting (the “Proposal”), the nomination of Mr. Dean and Mr. Knapp for election as directors of the Company at the Annual Meeting, or voting for that election, with respect to the grant, revocation, modification or amendment of any proxy, or any other matter. None of the participants has requested or required Mr. Moran to solicit, or to undertake any role in connection with soliciting, one or more of the stockholders of the Company to grant, withhold or revoke any proxy with respect to Shares. Mr. Moran will not be requested or authorized by any of the participants to assist the participants in any manner in communicating with the stockholders of the Company regarding the grant, withholding or revocation of any proxy with respect to the Shares

Mr. Moran, who is a registered representative of JPMorgan Securities LLC, has, in that role, advised Mr. Berg in the past regarding purchasing and selling securities. In fact, Mr. Moran advised Mr. Berg regarding his early investments in the Company.

Any contact that Mr. Moran made with Nuveen Asset Management, LLC (“Nuveen”) was made without the prior knowledge, consent or involvement of any of the participants. None of the participants required or instructed Mr. Moran to, suggested to Mr. Moran that he should, or agreed or reached any arrangement or understanding with Mr. Moran that he would, contact Nuveen about the solicitation of proxies by the participants or any other matter.

Securities and Exchange Commission

May 6, 2016

3.	Please advise us, with a view toward revised disclosure, whether a group has been formed between Messrs. Berg and Moran within the meaning of Exchange Act Section 13(d)(3) and corresponding Rule 13d-5(b)(1) of Regulation 13D-G.

Response:	No group exists within the meaning of Exchange Act Section 13(d)(3) and Rule 13D-5(b)(1) of Regulation 13D-G of which Mr. Moran and Mr. Berg are both members. No agreement exists at the date of this letter or has existed in the past between or among Mr. Moran and Mr. Berg for the purpose of acquiring, holding, voting or disposing of Shares. We note that on or before the last settlement date for acquisition of Shares by Mr. Berg in 2002 relating to the purchase in the open market of Shares effected through Mr. Moran’s employer at that time, acted as the broker for Mr. Berg in connection with Mr. Berg’s acquisition of Shares in open market transactions, which Shares were to be and have been held for a significant period by Mr. Berg for investment purposes. Mr. Moran’s involvement in those transactions was in his capacity as a registered representative of that broker and in no other capacity. From time to time Mr. Moran has provided Mr. Berg with information regarding the Company that Mr. Moran obtained from reports of the Company filed with or furnished to the Commission, press releases of the Company, other presentations made or information distributed by the Company or members of its management or posted by the Company on its website or from industry participants, but such information was not furnished by Mr. Moran to Mr. Berg under or in connection with any agreement between Mr. Moran and Mr. Berg regarding the acquiring, holding, voting or disposing of Shares within the meaning of Exchange Act Section 13(d)(3) and Rule 13d-5(b)(1). We also note that no group exists within the meaning of Exchange Act Section 13(d)(3) and Rule 13D-5(b)(1) of Regulation 13D-G of which Mr. Moran is a member and of which one or both of Mr. Dean and Mr. Knapp are also members.

4.	Please advise us, with a view toward revised disclosure, whether or not Mr. Lenehan should be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A.

Response:	Mr. Lenehan should not be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A. Mr. Lenehan is not:

(1)	to the best knowledge of Mr. Berg, a director of the Company or a nominee for whose election as a director of the Company proxies are being solicited by any person;

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(2)	a member of any committee or group which solicits proxies for the Shares of which any of Mr. Berg, Mr. Dean or Mr. Knapp is a member or any other committee or group of which any of Mr. Berg, Mr. Dean and Mr. Dean are a part for the purposes of soliciting proxies relating to Shares, is not acting alone or with one or more other persons, or, directly or indirectly taking the initiative, or engaging, in organizing, directing, or arranging for the financing of any such committee or group;

(3)	financing or joining with another to finance the solicitation of proxies for the Shares by the Berg Group or any other committee or group of which one or more of Mr. Berg, Mr. Dean and Mr. Knapp are members;

(4)	lending money or furnishing credit or entering into any other arrangements, pursuant to any contract or understanding with any one or more of Mr. Berg, Mr. Dean and Mr. Knapp, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of Shares by any one or more of Mr. Berg, Mr. Dean and Mr. Knapp or, to the best knowledge of Mr. Berg, other persons, in support of or in opposition to any one or more of Mr. Berg, Mr. Dean and Mr. Knapp, the Berg Group or, to the best knowledge of Mr. Berg, the Company or the Board; or

(5)	soliciting proxies for the Shares in conjunction with, or as a part of, any solicitation of proxies for Shares by any one or more of Mr. Berg, Mr. Dean and Mr. Knapp.

None of Mr. Berg, Mr. Dean and Mr. Knapp have any agreement, arrangement or understanding with Mr. Lenehan, nor have any of them made any request to Mr. Lenehan, regarding acquiring, holding, voting or disposing of any Shares, or Mr. Lenehan contacting, communicating with, or providing any information to, any stockholder or stockholders of the Company, other than Mr. Berg and his representatives, directly or indirectly, regarding the Company, the Annual Meeting, the Proposal, the nomination of Mr. Dean and Mr. Knapp for election as directors of the Company at the Annual Meeting, or voting for that election, with respect to the grant, withholding, or revocation of any proxy, or any other matter. None of the participants has requested or required Mr. Lenehan to solicit, or to undertake any role in connection with soliciting, one or more of the stockholders of the Company to grant, withhold or revoke any proxy with respect to Shares. Mr. Lenehan will not be requested or authorized by any of the participants to assist the participants in any manner in communicating with the stockholders of the Company regarding the grant, withholding or revocation of any proxy with respect to the Shares

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We refer you to the Company’s press release dated April 27, 2016 that was addressed to the stockholders of the Company and that was filed with the Commission as Exhibit 99.1 to the Company’s Current Report on Form 8-K on April 27, 2016, both as a Current Report on Form 8-K and as additional soliciting materials pursuant to Rule 14a-12 (the “April 27 Release”). In the April 27 Release, the Company discussed the offer to purchase substantially all of the Company’s real property assets it had received from Capretta Properties, Inc. (“Capretta Properties”) on January 22, 2016. We have provided a copy of the letter of Capretta Properties to the Company making such offer to you supplementally. In that discussion in the April 27 Release, the Company alludes to “the curious coincidence that Mr. [Ricardo] Capretta, the chairman and chief executive officer of Capretta Properties and Mr. Berg’s previous director designee, William Lenehan, are neighbors who live on the same street.” In connection with that and other statements in such press release, Mr. Berg received a copy of a letter dated May 2, 2016, from Mr. Capretta addressed to each member of the Board and Mr. William H. Armstrong in his capacity as president and chief executive officer of the Company and copied to a number of persons, including Mr. Berg (the “Capretta May Letter”). In the Capretta May Letter, Mr. Capretta states he had never met or spoken to Mr. Lenehan prior to April 27, 2016. Google Maps shows their homes are six-tenths of a mile apart. The Merriam-Webster Online Dictionary defines “neighbor” as “a person or thing that is next to or near another.” Persons living six-tenths of a mile apart and so far apart that they have never met can hardly be called “neighbors.” The Company’s innuendo in the April 27 Release, which appears to be calculated to suggest that Mr. Berg, Mr. Lenehan and Mr. Capretta acted in concert to have Capretta Properties make the offer to the Company and that the offer of Capretta Properties is not a good faith offer, is without factual foundation and is calculated to impugn the integrity and personal reputation of Mr. Berg, Mr. Capretta and Mr. Lenehan. The Capretta May Letter refutes numerous other claims made by the Company in its April 27 Release, and raises serious questions as to whether the Company has made misstatements of material fact in the April 27 Release and the related filings made by the Company with the Commission on April 27, 2016 and omits to state therein material facts necessary to make other statements therein not false or misleading and thus has violated Rule 14a-9. We have provided to the Staff supplementally a copy of the April 27 Release, which was Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on April 27, 2016, and a copy of the Capretta May Letter.

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5.	Each statement or assertion of opinion or belief made in the your proxy statement and/or additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any nonconforming statements, including the following:

•	“The Company has characterized Mr. Lenehan as Mr. Berg’s designee on the Board, implying that he had some special responsibility to Mr. Berg outside of his fiduciary duties…”

•	“As part of its entrenchment strategy and in an attempt to control Mr. Berg who was dissatisfied with the performance of the Company’s management…”

•	“…the Company requested that Capretta execute what Capretta considered an over-reaching nondisclosure agreement…”

•	“…other than a very brief telephone call between Mr. Armstrong and the chief executive officer of Capretta, which appeared to be a misdial on Mr. Armstrong’s part”

•	“…whereby Capretta objected to what it believed was an overreaching confidentiality agreement”

•	“…expressing his [Mr. Berg’s] concern over Mr. Armstrong’s continually appearing and serious conflicts of interests”

•	“Mr. Berg is interested in having Stratus or its assets sold because he believes that will be virtually the only method by which the stockholders will realize the highest value for their Shares.”

•	“…avoid addressing the Capretta Offer without giving it serious consideration…”

•	“…Mr. Berg has heard from numerous participants in the real estate industry that the historical actions of the senior management of the Company…have left many industry participants who could be potential acquirers of the Company’s real estate assets convinced that any attempt to enter into a reasonable transaction with the Company would be fruitless and a waste of time.”

•	“Soon after adopting the plan, the Company commenced significantly deviating from the plan, over-leveraging itself and concentrating its capital in too few assets.”

As noted, a reasonable factual basis must exist for each statement or assertion of opinion or belief. In addition to the above, please revise throughout your filing to provide support for your statements concerning the company’s financial performance, stock price and share value. Please also revise bullet point three on page 20 to clarify that your description of management’s decision to adopt an amendment to its poison pill and bylaws is based upon your belief.

Securities and Exchange Commission

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Response:	The participants note the Staff’s comments in this regard, and the Revised Preliminary Proxy Statement includes factual support regarding the statements relating to the Company’s financial performance, stock price and share value contained in the Revised Preliminary Proxy Statement. To the extent that the preliminary proxy statement contained statements that were made as to the belief or opinion of the participants, the Revised Preliminary Proxy Statement contains disclosure revised as necessary to reflect that those statements are to the participants’ belief or opinion and to provide where they are not reflective of the participants’ state of mind, the factual basis for such statements.

We note the following as to the particular statements quoted above:

Statement 1: “The Company has characterized Mr. Lenehan as Mr. Berg’s designee on the Board, implying that he had some special responsibility to Mr. Berg outside of his fiduciary duties…”

Disposition in Revised Preliminary Proxy Statement on page 2: This sentence has been deleted from the Revised Preliminary Proxy Statement.

Statement 2: “As part of its entrenchment strategy and in an attempt to control Mr. Berg who was dissatisfied with the performance of the Company’s management…”

Disposition in Revised Preliminary Proxy Statement on page 2: The sentence has been rewritten to read as follows: “As a precondition to further engagement with Mr. Berg, the Company proposed that Mr. Berg execute a standstill agreement that contained restrictions on Mr. Berg taking certain actions with respect to the Company’s stock.”

Standstill agreements by their nature limit the activities of the contracting stockholder party.

Statement 3: “…the Company requested that Capretta execute what Capretta considered an over-reaching nondisclosure agreement…”

Disposition in Revised Preliminary Proxy Statement on page 5: The sentence has been rewritten to read as follows: “Despite this representation, the Company requested that Capretta execute what Mr. Capretta stated in a letter to the Company he considered a one-sided and onerous nondisclosure agreement, which version Capretta has declined to execute.”

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Please see the letter of Capretta Properties dated May 2, 2016 (the “May 2 Capretta Letter”), which is being furnished to the Staff supplementally and which supports the statement as now written.

Statement 4: “…other than a very brief telephone call between Mr. Armstrong and the chief executive officer of Capretta, which appeared to be a misdial on Mr. Armstrong’s part”

Disposition in Revised Preliminary Proxy Statement on page 5: The clause has been rewritten to read as follows: “other than what Mr. Capretta has characterized as a very brief telephone call between Mr. Armstrong and the chief executive officer of Capretta.”

Please see the May 2 Capretta Letter, which is being furnished to the Staff supplementally and which supports the statement as now written.

Statement 5: “…whereby Capretta objected to what it believed was an overreaching confidentiality agreement”

Disposition in Revised Preliminary Proxy Statement on page 5: The sentence has been rewritten to read as follows: “On March 7, 2016, Mr. Berg wrote a letter to the members of the Board inquiring as to the status of the Capretta Offer, as Mr. Berg and other large Stratus stockholders had been copied on a letter from Capretta to the Company in which Mr. Capretta stated his objections to what he characterized in the letter as a one-sided and onerous confidentiality agreement.”

Please see the May 2 Capretta Letter, which is being furnished to the Staff supplementally and which supports the statement as now written.

Statement 6: “…expressing his [Mr. Berg’s] concern over Mr. Armstrong’s continually appearing and serious conflicts of interests”

Disposition in Revised Preliminary Proxy Statement on page 5-6: The sentence has been rewritten to read as follows: “Mr. Berg also urged the Board not to miss the opportunity to engage Capretta in dialogue regarding the Capretta Offer and expressed his concern over what Mr. Berg believes to be Mr. Armstrong’s continually appearing and serious conflicts of interest regarding his job position and compensation and potential transactions that would disrupt his situation.”

Statement 7: “Mr. Berg is interested in having Stratus or its assets sold because he believes that will be virtually the only method by which the stockholders will realize the highest value for their Shares.”

Disposition in Revised Preliminary Proxy Statement on page 9: The sentence has been rewritten to read as follows: “The Berg Group wants all of the stockholders of Stratus to realize the true value of their Shares.

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Mr. Berg is interested in having Stratus or its assets sold because he believes, after holding his Shares for more than fifteen years, that the sale of the Company or its assets is the method by which the stockholders will realize the highest value for their Shares.”

This statement is one as to Mr. Berg’s belief in regard to this matter. As is demonstrable, auction processes most often create the greatest value for a company that is to be sold particularly when timed to occur in a strong market (in the current case, the Austin, Texas, real estate market).

Statement 8: “…avoid addressing the Capretta Offer without giving it serious consideration…”

Disposition in Revised Preliminary Proxy Statement on page 10: The sentence has been rewritten to read as follows: “When Mr. Capretta refused to sign a nondisclosure agreement that he characterized as one-sided and onerous, which agreement the Board required Capretta to sign before Stratus would enter into a dialogue with Capretta, the Board did not have to address the Capretta Offer, give it serious consideration or have significant discussion or any negotiation with Capretta regarding the terms of the Capretta Offer.”

Please see the May 2 Capretta Letter, which is being furnished to the Staff supplementally and which supports the statement as now written.

Mr. Berg’s view is supported, among other things, by the following facts: (1) Mr. Armstrong did not return Mr. Capretta’s multiple phone calls over a two-month period, as attested by Mr. Capretta’s statements in the letter from Capretta Properties to the Company dated January 22, 2016; (2) it took almost two months after receipt of the Capretta Offer for Stratus to hire an investment banker; and (3) it took over another month, and then only as a result of the urging of Mr. Berg, for the investment banker to have even a preliminary discussion with Capretta.

Statement 9: “…Mr. Berg has heard from numerous participants in the real estate industry that the historical actions of the senior management of the Company…have left many industry participants who could be potential acquirers of the Company’s real estate assets convinced that any attempt to enter into a reasonable transaction with the Company would be fruitless and a waste of time.”

Disposition in Revised Preliminary Proxy Statement page 19: This sentence, while accurate and based on statements made to Mr. Berg in conversations between Mr. Berg and participants in the real estate development market, has been deleted.

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Statement 10: “Soon after adopting the plan, the Company commenced significantly deviating from the plan, over-leveraging itself and concentrating its capital in too few assets.”

Disposition in Revised Preliminary Proxy Statement on page 20: The sentence has been rewritten as follows to add support for its assertions: “Soon after adopting the plan, the Company commenced significantly deviating from the plan, particularly with respect to the Company’s Block 21 purchase from its joint venture partner, by:

•	spending approximately $62 million to purchase the Company’s joint venture partner’s interest in the Block 21 project,

•	incurring new debt, increasing the Company’s debt-to-equity ratio from approximately 167% at December 31, 2014, to approximately 217% at December 31, 2015, and

•	concentrating its capital in too few assets, with approximately one-third of the book value of the Company’s assets now consisting of the Block 21 property.

Such actions are contrary to the clear implication of the Company’s Statement in Opposition that the Company is faithfully executing the plan.”

We have provided to you supplementally copies of the letters from Capretta Properties to the Company to substantiate the statements made in the Revised Preliminary Proxy Statement regarding the Capretta Offer and other matters involving Mr. Capretta.

6.	We note multiple instances where you appear to attribute an opinion to a third party without a factual basis for such attribution. Please revise to provide support for these implications or delete such statements. For example, we note references to Mr. Lenehan’s role and/or beliefs with respect to his views and adoption of the company’s five-year strategic plan on pages 2 and 19. We also note your unsubstantiated claim regarding Ingalls & Snyder LLC on page 11.

Response:	The participants have revised in, or deleted from, the Revised Preliminary Proxy Statement, the statements identified and other statements of the type identified by the Staff in this Comment 6. We note that the statement on page 12 is not a claim as to the state of mind of Ingalls & Snyder LLC, but a statement of a possibility. We have changed that statement, however, to make it a factual statement regarding the fact that if Ingalls & Snyder LLC were to acquire additional Shares representing more than 1.0% of the outstanding Shares, it would become an Acquiring Person as defined in the Company’s Second Amended and Restated Rights Agreement dated as of March 9, 2016 and trigger the poison pill as to itself, unless the Board of the Company waived that result as to Ingalls & Snyder LLC.

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Background to the Solicitation, page 2

7.	Please summarize the concerns and detailed reasons and background for submitting your shareholder proposal in your December 19 Letter to the company’s newly appointed directors, Messrs. Joseph and Wenker.

Response:	The Revised Preliminary Proxy Statement contains at pages 3 and 4 a summary of the concerns and the detailed reasons and background for Mr. Berg submitting the Proposal that were stated in the December 19 Letter to Messrs. Joseph and Wenker.

8.	Please summarize the nature of the “certain documentation” that the company referenced and of which formed the basis for your Initial 220 Request.

Response:	A description of the certain documentation referred to is set forth on page 5 of the Revised Preliminary Proxy Statement.

9.	Please advise us whether Mr. Berg’s press releases dated December 8, 2015, December 19, 2015, January 8, 2016 and January 28, 2016 constitute solicitations as defined under Rule 14a-1(l).

Response:	The press releases made by Mr. Berg dated December 8, 2015, December 19, 2015, January 8, 2016 and January 28, 2016 (the “Press Releases”) did not constitute “solicitations” as defined in Rule 14a(1)(l) for the following reasons:

(1)	none of the Press Releases contained any request for a proxy from any stockholder of the Company or any other person;

(2)	none of the Press Releases included the form of a proxy card and Mr. Berg did not send or otherwise provide proxy cards to the stockholders of the Company or other persons at the time any Press Release was made or at any time close to the time any Press Release was made. The first time Mr. Berg will request that stockholders of the Company or any other person provide any proxy with respect to Shares will be as of the date the participants’ proxy materials were first sent to stockholders of the Company;

(3)	none of the Press Releases contained any request for a stockholder of the Company or any other person to execute a proxy, to not execute a proxy or to revoke a proxy;

(4)	the Press Releases were not furnished to stockholders of the Company or beneficial owners of shares of the Company’s

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common stock under circumstances reasonable calculated to result in the procurement from, or the withholding or revocation of a proxy by, any of the stockholders of the Company or any other person. In determining whether one or more of the Press Releases constituted a communication reasonably calculated to result in the procurement, withholding or revocation of a proxy, the Staff should consider the following:

(a)	At the time of each Press Release, Mr. Berg had not decided he would solicit proxies from the stockholders of the Company. He was then focused on influencing the Board to engage a nationally recognized investment banking firm to explore a prompt sale, merger or other business combination of the Company, not on having a vote on the Proposal or the election of directors at the Annual Meeting. His actions through, and for a time after, January 28, 2016 were aimed toward and intended to bring about such an action by the Board and not the procurement of proxies, the withholding of proxies from the Board (to Mr. Berg’s knowledge, the Board had not asked for proxies at any time on or prior to January 28, 2016) or the revocation of any proxy (presumably no proxies had been granted to the Board or the Company at that time). At the times the Press Releases were made, Mr. Berg would have seriously considered withdrawing the Proposal had the Board engaged a nationally recognized investment banking firm (Mr. Berg does not consider a “boutique investment banking advisory firm” (as Hentschel & Company styles itself1) to be a nationally recognized investment banking firm) for the purpose of exploring a prompt sale, merger or other business combination and engaged in what Mr. Berg believed to be an orderly and serious exploration of such a transaction. Mr. Berg has been clear that he would have forgone further efforts regarding the Proposal and the election of the Berg Nominees as directors. Mr. Berg did not want to have to wait until after the 2016 annual meeting to have the Board take the action described in the Proposal and at the time of the Press Releases would have preferred not to take any other action regarding actions at the Annual Meeting.

(b)	At the time of the Press Releases, no effort was being made and no action being taken by one or more of Mr. Berg,

[1]	See Hentschel & Company’s corporate website at http://www.hentschelco.com/.

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Mr. Dean and Mr. Knapp with respect to seeking the grant of proxies to the Berg Group or for stockholders or others to withhold proxies from the Company or to revoke any previously granted proxies.

(c)	The time between the date of each of the Press Releases and (1) April 15, 2016 (the date that Company states on page 1 of its definitive proxy statement contained in the Company’s Schedule 14A filed with the Commission on April 15, 2016 (the “Company Proxy Statement”) is the date “on or about” which the Company states it first sent to the Company’s stockholders its definitive proxy statement and proxy card in connection with the Board’s solicitation of proxies for use at the Annual Meeting2) and (2) the first day in May 2016 on which the participants plan to send their Revised Preliminary Proxy Statement and related proxy card to stockholders of the Company was significant. That passage of time made the procurement, withholding or revocation of a proxy highly unlikely to be the result of any of the Press Releases. The periods between those dates were as follows:

Date of Press Release	Days between Date of Press Release and April 15, 2016	Days between Date of Press Release and May 10*, 2016
December 8, 2015	128 days	153 days
December 19, 2015	117 days	142 days
January 8, 2016	97 days	122 days
January 28, 2016	77 days	102 days

* Assumed mailing date

More than two and one-half months passed between the date of the most recent Press Release and the date of the Company’s filing of its definitive proxy materials with the Commission on April 15, 2016. More than three months will pass between the date of that most recent Press Release and the date on which the participants will send their proxy materials to stockholders of the Company. Moreover, at the time each Press Release was issued, the date of the annual meeting of stockholders of the Company now scheduled to take place on June 6, 2016 had not been announced by the

[2]	We note that April 15, 2016 is sixteen days prior to the record date of the stockholders entitled to vote at the Annual Meeting. See page 1 of the Company Proxy Statement.

Securities and Exchange Commission

May 6, 2016

Company. It is unclear whether the Board had scheduled that meeting when any of the Press Releases were made. The U.S. Court of Appeals for the Fifth Circuit considered a press release of an issuer and a related cover letter used to send the press release to the issuer’s shareholders in Smallwood v. Pearl Brewing Company, 489 F.2d 579 (5th Cir. 1974). That press release and related cover letter did not mention proxies, was factual in nature, discussing the approval of a merger by the company’s board and certain terms of the transaction. The mailing occurred at a time when the date for the meeting of stockholders at which any such proxy would be used had not been set. In fact, that meeting of stockholders ultimately occurred 54 days after the date of the communication. In that case, the court held that such communication “was not ‘reasonably calculated to result in the procurement … of a proxy.” Id. at 601. The Press Releases present very similar facts to those the court considered in Smallwood, although the Press Release will all have been made at least 129 days prior to the scheduled date of the Annual Meeting and at least 100 days prior to when the participants will start to solicit proxies. We maintain that these circumstances surrounding the making of the Press Releases are not reasonably calculated to procure a proxy or the cause the withdrawal or revocation of a proxy relating to Shares for use at the Annual Meeting.

(d)

Although the Press Release dated January 28, 2016, was closer in time to April 15, 2016 than the other three Press Releases, it is important to recall the nature of that Press Release. It only announced that the Company had received a letter from Capretta Properties setting forth an offer to buy certain of the real properties of the Company for $435 million. Mr. Berg issued that press release because he wished for all, not just a few, of the stockholders of the Company to have the information about the offer that had been sent to, and received by, Mr. Berg and certain other large stockholders of the Company in the hope that the Board would feel it had to consider and negotiate the Capretta Offer and explore a sale of the Company pursuant to that offer. Mr. Berg’s purpose in making that Press Release was to influence the Board to give careful and serious consideration to the offer from Capretta Properties.

Securities and Exchange Commission

May 6, 2016

In the circumstances, it is difficult to conclude that such Press Release was made under circumstances reasonably calculated to result in the procurement, withholding or revocation of any proxy. If anything, the receipt of the offer and its announcement would seem more likely to result in stockholders of the Company concluding their vote in favor of the Proposal and in favor of the election of Mr. Berg’s nominees for election as directors (the “Berg Nominees”) were not necessary and that the Company could be sold without the Proposal and the Berg Nominees becoming directors.

(e)	It is important to note that Mr. Berg made no press release or other public communication regarding the Company during the period commencing with January 29, 2016, and ending the date hereof, after the participants filed their preliminary proxy statement with the Commission on April 21, 2016. Periodic communications in that interim period, asking the stockholders of the Company to vote for the Proposal and the Berg Nominees, reminding them of the substance of Mr. Berg’s letter of December 19, 2015, to Messrs. Joseph and Wenker and of the offer from Capretta Properties to the Company, would have been necessary for the Press Releases to be reasonably calculated to result in the procurement, withholding or revocation of any proxy. However, none of the participants made any such communication for the two and one-half months before the date which is the date “on or about” which the Company has stated on page 1 of its definitive proxy statement that is part of the Company’s Schedule 14A filed with the Commission on April 15, 2016, that it first sent its proxy materials in connection with the Annual Meeting to its stockholders. In that period, however, the Company has three public communications[3] that the Company filed with the Commission as additional solicitation materials.

In view of all of the foregoing, we believe that the Press Releases, considered individually or together, do not constitute a solicitation because, under the circumstances in which they were issued and in the circumstances that have existed after that time, they were not and are not reasonably calculated to result in the procurement, withholding or revocation of a proxy.

[3]	See the following filings of the Company with the Commission: Form 8-K filed with the Commission on April 15, 2016; Form 8-K filed with the Commission on April 8, 2016; and Form 8-K filed with the Commission on March 28, 2016.

Securities and Exchange Commission

May 6, 2016

Reason for the Solicitation, page 8

10.	We note your disclosure that the Berg Group “would prefer that the board act now to commence a serious, good faith exploration of such a sale, merger or other business combination” may imply that the board has operated or is operating in a manner other than in good faith. Please advise or revise.

Response:	The statement cited is a description of what Mr. Berg, Mr. Dean and Mr. Knapp want the Company’s board of directors to do at this time. The point of the statement is those persons want any exploration of a sale, merger or other business combination to be made by the Board to be one that was not perfunctorily conducted and made merely to avoid pressure from Mr. Berg or other stockholders regarding the performance of the Company or its corporate governance practices. To address the Staff’s concern with the statement, the statement has been revised on page 9 of the Revised Preliminary Proxy Statement to read as follows: “Despite this effort, the Berg Group believes it important to indicate to the Company’s Board what Mr. Berg believes to be that the Company’s stockholders strongly prefer to sell the Company or its assets. The Berg Group would prefer that the Board pursue a rigorous, focused exploration of such a sale, merger or other business combination that will allow the stockholders to realize the highest possible value of their Shares.”

We Believe the Company Has Unfairly Manipulated the Election of Directors…, page 11

11.	Please provide us with a brief legal analysis in support of your position that the board’s appointment of two directors, Messrs. Joseph and Wenker, on December 10, 2015, constitutes an “improper manipulation” of the company’s corporate governance and, in doing so, explain the steps, if any, available to the Berg Group in response to this expansion of the board.

Response:

The position that the appointment of Messrs. Joseph and Wenker constituted improper manipulation of the Company’s corporate governance is based on the principles enunciated by the Delaware Supreme Court in its holding in MM Companies, Inc. v. Liquid Audio, Inc., 813 A. 2d 1118 (Del. 2003). In that proceeding, the Delaware Supreme Court considered a situation in which a Delaware corporation that was the target of a takeover attempt by a member of a group that held approximately 7% of the target’s outstanding stock and was faced with the insurgent stockholder nominating two persons for election as directors at the target’s annual meeting after the target rejected an offer made by the insurgent stockholder to acquire the target. The target’s board was a classified board and only two directors were to be elected at the target’s upcoming annual meeting. In addition to nominating two individuals for election as directors at that meeting, the insurgent proposed increasing the size of the board by four directors and filling those positions with its own

Securities and Exchange Commission

May 6, 2016

nominees. The increase in the size of the board by the stockholder vote required the affirmative vote of the holders of two-thirds of the target’s outstanding shares. Before the target stockholders’ meeting the target announced it had agreed to a stock-for stock defensive merger with a third company. After it became apparent that the two nominees of the insurgent stockholder would be elected as directors of the target, the target amended its bylaws to increase the size of its board by two seats to be seven directors and the target’s board appointed two individuals to fill the vacancies on the board created by the board’s expansion. At the annual meeting, the insurgent stockholder’s nominees were elected, but the proposal to increase the size of the board failed to receive the required super-majority of affirmative votes. As a result, after the annual meeting, the two directors nominated by the insurgent stockholder were but two out of the seven directors of the target. The insurgent stockholder sued the target’s directors, alleging they violated Delaware law based on principles annunciated by the Delaware courts in Unocal Corporation v. Mesa Petroleum, 493 A. 2.d 946 (Del. 1985) and Blasius Industries v. Atlas Corporation, 564 A.2d 651 (Del Ch. 1988).

The Chancery Court of Delaware found that, as a matter of fact, the target’s board acted with the primary purpose of thwarting the effective exercise of the stockholder franchise, but defined any relief to the insurgent stockholder. Upon an appeal of that ruling, the Delaware Supreme Court held that where the primary purpose of the board of directors is to interfere with or impede the effective exercise of the shareholder franchise in a contested election of directors, the board had the burden of first demonstrating a compelling justification for increasing the size of the board and appointing the new directors to fill the vacancies created by the increase in the size of the board in order to withstand the enhanced judicial scrutiny of board actions under the Unocal standard of reasonableness and proportionality. The Delaware Supreme Court also held that because the target’s board did not demonstrate a compelling justification for its action, the expansion of the board and the appointment of the new members on the eve of a contested election should have been invalidated by the Chancery Court. In effect the Delaware Supreme Court was saying that the actions taken by the target’s board were a disenfranchisement of the target’s stockholders that was not allowed to occur under Delaware corporate law.

The holding in Liquid Audio has not been subsequently overruled or superseded nor has any statute adopted by the Delaware legislature caused the holding to no longer be the law governing Delaware corporations such as the Company.

Securities and Exchange Commission

May 6, 2016

The action of the Board to increase of its size to six persons and appointment of Messrs. Joseph and Wenker on December 10, 2015, to fill the vacancies after having been informed that Mr. Berg, the Company’s largest stockholder, intended to nominate two individuals for election to the Board at the next annual meeting of the Company’s stockholders, is the very similar to the actions taken by the target’s board in Liquid Audio. Although the Company disclosed in its Current Report on Form 8-K filed with the Commission on December 11, 2016, that it had been considering the size and composition of the Board since November 2015, as reflected in the disclosure in the Revised Preliminary Proxy Statement under the caption “BACKGROUND OF THE SOLICITATION,” Mr. Berg had been engaged in communications with the Company earlier in 2015 regarding his dissatisfaction with the Company and its management. Mr. Berg has concluded that, in light of the highly management entrenchment oriented corporate governance practices of the Company, the expansion of the Board and related election of Messrs. Joseph and Wenker were just two more defensive actions intended to interfere with any attempt of stockholders to change the composition of the Board. That being the case, we can find no instance in which the Company has provided a compelling justification for the Board’s actions regarding the expansion of the Board and the appointment of directors to fill the vacancies caused by that expansion; in fact, the Board had reduced the size of the board earlier in 2015, when the Board failed to nominate independent director Mr. Lenehan for re-election at its 2015 annual meeting of stockholders. We believe there can be no compelling justification offered for the Board’s action after the Board learned that Mr. Berg intended to nominate two individuals for election as directors of the Company at the upcoming Annual Meeting, when it was earlier happy to have a four-person board.

As a result of all of the foregoing, the participants characterized the Board’s action as an improper manipulation4 of the Company’s corporate governance.

To avoid any inappropriate imputation of bad faith to the Board with respect to its actions, the phrase “an improper manipulation of the Company’s corporate machinery” has been changed to “an action with respect to the Company’s corporate machinery that is contrary to existing Delaware corporate law” in the Revised Preliminary Proxy Statement.

[4]	In Liquid Audio, the Delaware Supreme Court refers to the expansion of the board of directors of the target and appointment of the new directors as the “manipulation of the size and composition” of the target board. Id. at 1120.

Securities and Exchange Commission

May 6, 2016

There are essentially three steps available to the Berg Group to address the action taken by the Board:

(1)	request that the Board voluntarily reduce the size of the Board and have two of the existing directors resign or be removed from the Board;

(2)	request that the Company institute a proceeding in the Delaware Chancery Court against the members of the Board seeking to have the Chancery Court order the reduction of the size of the Board by two directors and the removal of Mr. Joseph and Mr. John C. Schweitzer, Mr. Wenker’s successor as a director of the Company, from their positions as directors of the Company; and

(3)	if the Company fails to take the action described in item (2) above, institute a stockholder derivative proceeding in the Delaware Chancery Court seeking to have the Chancery Court order the reduction of the size of the Board by two directors and the removal of Mr. Joseph and Mr. Schweitzer from their positions as directors of the Company.

12.	Please revise to explain what is meant by your reference to Mr. Lenehan as “the only truly independent director.”

Response:	By referring to Mr. Lenehan as the “only truly independent director,” the participants meant that at the time Mr. Lenehan was on the Board, the three remaining directors other than Mr. Armstrong (who was the president and chief executive officer of the Company as well as a director and, therefore, could not be independent under the Nasdaq Stock Market’s rules for listed companies) were, in Mr. Berg’s view, not independent of management of the Company. Mr. Berg believed, based on his observation of the Company’s operations over a number of years, that the close relationship that those directors have had with Mr. Armstrong over their many years of service on the Board (over fifteen years for two directors and almost ten years for the third director) interfered with their exercise of their independent judgment in carrying out their responsibilities as directors of the Company.[5]

The language on page 12 has been revised to read as follows: “This improper manipulation comes on the heels of the Board’s actions a short

[5]

See Rule 5605 of the Nasdaq Stock Market Rules, which reads in pertinent part: “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Securities and Exchange Commission

May 6, 2016

time before the 2015 Annual Meeting of Stockholders whereby the Board arranged to remove the only truly independent director at the time, William Lenehan, from the chairmanship of the nominating committee and then did not include Mr. Lenehan for re-election to the Board. Mr. Berg believes that Mr. Lenehan was the only truly independent director because Mr. Armstrong, Mr. Madden and Mr. Leslie had served together on the Board for over fifteen consecutive years and Mr. Porter is a representative of a greater than 5% stockholder and has served on the Board with Messrs. Armstrong, Madden and Leslie for almost ten consecutive years.”

We Question the Board’s Ability to Act in the Best Interests of its Stockholders…, page 11

13.	Please disclose the age of each nominee. Refer to Item 7 of Schedule 14A and corresponding Item 401(a) of Regulation S-K.

Response:	The ages of the Berg Nominees have been inserted on page 14 of the Revised Preliminary Proxy Statement under the caption Proposal No. 1—Election of Directors—Our Berg Group Nominees.”

Proposal No. 4 The Berg Stockholder Proposal, page 18

14.	We note the statement that “the Board effectively removed Mr. Lenehan from the chairmanship of the Nominating Committee and did not nominate Mr. Lenehan for re-election as a director at the 2015 Annual Meeting” in connection with Mr. Lenehan’s challenge to the board and management with respect to corporate governance and compensation practices. Please characterize this statement as your belief.

Response:	The statement has been revised on page 20 of the Revised Preliminary Proxy Statement to characterize it as the participants’ belief.

15.	Please characterize your statement regarding the company’s management and Mr. Armstrong as being “hostile” in connection with potential transactions and/or negotiations as your belief.

Response:	The statement has been removed from the Revised Preliminary Proxy Statement.

16.	Please revise to explain the basis for Mr. Berg’s knowledge of the company’s consideration of the Capretta Offer.

Response:	We have included in the Revised Preliminary Proxy Statement disclosure explaining the basis of Mr. Berg’s knowledge of the Company’s consideration of the offer of Capretta Properties to the Company. We have furnished supplementally to the Staff letters from Capretta Properties that form the basis for Mr. Berg’s knowledge of the Company’s consideration of that offer.

Securities and Exchange Commission

May 6, 2016

Voting and Proxy Procedures

Quorum; Broker Nonvotes; Discretionary Voting, page 23

17.	We note your disclosure under this heading that suggests that brokers will have discretionary authority with respect to certain matters. It is our understanding that in a contested election such as this solicitation that involves a nonroutine matter, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, regardless of whether such proposal is routine or not. Please revise your disclosure to clarify.

Response:	In accordance with the Staff’s comment, disclosure on the second page of the cover letter and on pages 1, 23, 24 and 25 of the Revised Preliminary Proxy Statement now reflects that a broker has no discretionary authority to vote on any proposals at the Annual Meeting.

Solicitation of Proxies, page 24

18.	Please confirm that no other persons intend to assist the Berg Group, as defined by you on page 1 to include Messrs. Berg, Dean and Knapp, in the solicitation of proxies. Alternatively, please disclose the information required by Item 4(b)(2) of Schedule 14A.

Response:	As disclosed in the Revised Preliminary Proxy Statement, Morrow & Co., acting through its employees, will assist the Berg Group in the solicitation of proxies for use at the Annual Meeting. Please see page 1 and pages 25-26 of the Revised Preliminary Proxy Statement with regard to the participation of Morrow & Co.

19.	In your next amended filing, please revise to disclose the information required by Item 4(b)(4) of Schedule 14A.

Response:	The amounts spent and estimated to be spent by the participants in the solicitation have been included under the caption “SOLICITATION OF PROXIES” on pages 25 and 26 of the Revised Preliminary Proxy Statement.

Securities and Exchange Commission

May 6, 2016

Additional Participant Information, page 24

20.	Please clarify Mr. Berg’s principal occupation or employment. Refer to Item 5(b)(1)(ii) of Schedule 14A.

Response:	Disclosure of Mr. Berg’s principal occupation, which is as a venture capital investor for his own account, has been included on page 26 of the Revised Preliminary Proxy Statement. Mr. Berg is 78 years of age.

21.	We note your disclosure that Messrs. Berg and Dean have discussed terms and a framework of an arrangement and “agreement in principle,” as described on page 4, contemplating the sale of approximately 45,000 shares of Mr. Berg’s common stock. Please discuss the details and any contingencies thereto. Refer to Item 5(b)(1)(viii) of Schedule 14A.

Response:	We note that until after April 21, 2016, the date of the filing of the preliminary proxy statement of the participants, Mr. Berg and Mr. Dean had not reached a definitive agreement regarding the terms of the sale of shares of the Company’s stock held by Mr. Berg to Mr. Dean and there were no terms of any agreement or contingencies that could be appropriately disclosed at the time of that filing other than those described in the preliminary proxy statement of the participants as filed with the Commission on April 21, 2016. After April 21, 2016, Mr. Berg and Mr. Dean have reached a definitive agreement, effective May , 2016, regarding the sale by Mr. Berg and the purchase by Mr. Dean of up to 45,000 shares of the Company’s common stock now owned by Mr. Berg. Revised disclosure regarding the terms of that definitive agreement is now included under the caption “ADDITIONAL PARTICIPANT INFORMATION” on pages 26-27 of the Revised Preliminary Proxy Statement, including the details required by Item 5(b)(1)(viii) of Schedule 14A.

22.	You indicate that Messrs. Dean and Berg “may” or “could” have an interest in the election of directors and other proposals to be considered at the annual meeting, respectively. It appears inappropriate to qualify these interests given the contemplated arrangement between Messrs. Dean and Berg regarding the purchase of 45,000 shares of Mr. Berg’s common stock and Mr. Berg’s otherwise significant ownership stake in the company. Refer to Item 5(b)(2) of Schedule 14A. Please advise or revise.

Response:	Revised disclosure regarding such interests of the participants in the election of directors and other proposals to be considered at the Annual Meeting is included at pages 26, 27 and 28 of the Revised Preliminary Proxy Statement under the caption “ADDITIONAL PARTICIPANT INFORMATION.” Such disclosure reflects the nature of the current interests of Mr. Berg, Mr. Dean and Mr. Knapp in the election of directors and other proposals to be considered at the Annual Meeting in accordance with Item 5(b)(2) of Schedule 14A and does so without qualification.

Securities and Exchange Commission

May 6, 2016

Definitive Additional Soliciting Materials

23.	In future disclosure, please correctly mark the cover page box to reflect Soliciting Material Pursuant to §240-14a-12. Refer to Rule 14a-3 and Rule 14a-12.

Response:	We note the Staff’s comment and have complied with the comment in connection with the filing of the Revised Preliminary Proxy Statement.

24.	Statements of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such statement. For example, in future filings, characterize the statement on page 1 that your nominees are “highly qualified candidates” and your implication that the Stratus board has caused and/or has contributed to “years of value destruction” as your beliefs. Also, qualify your assertion that security holders “may realize the true value of their shares” as your belief and provide support. By way of further example, in future filings, characterize the statements that “my interests are directly aligned with your interests” and “our interests are directly aligned” as your beliefs.

Response:	We note the Staff’s comment and have complied and will comply with the comment in the future in connection with the filing of the Revised Preliminary Proxy Statement and additional soliciting material.

Additional Information and Where to Find It, page 2

25.	Reliance upon Rule 14a-12 requires that you provide security holders solicited in reliance on this section a definitive proxy statement. Thus, in future disclosure, please delete “may” in the third sentence of the first paragraph under this section. Refer to Rule 14a-12(a)(2).

Response:	We note the Staff’s comment and have complied with the comment in connection with the filing of the Revised Preliminary Proxy Statement.

26.	We note your reference advising security holders to read your definitive proxy statement. In future disclosure, please clarify that security holders may read your definitive proxy statement once it becomes available. Refer to Rule 14a-12(a)(1)(ii) and confirm your understanding.

Response:	We note the Staff’s comment and have complied with the comment in connection with the filing of the Revised Preliminary Proxy Statement.

General

As requested, we have included with this letter the written statements of each participant relating to the responsibility of the participants’ for the adequacy and the accuracy of the disclosure made in the participants’ proxy statement.

Securities and Exchange Commission

May 6, 2016

Please refer any questions to the undersigned at 214-659-4593. Thank you.

Very truly yours,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. Carl E. Berg

Mr. David M. Dean

Mr. Michael Knapp

Mr. Stephen Robinson

Mr. Dudley W. Murrey